Exhibit (n)(31)

PURCHASE AGREEMENT

The RBB Fund, Inc. (the “Company”), a Maryland corporation, and the D. Keith Campbell Declaration of Trust dated December 20, 2004 (the “Trust”), intending to be legally bound, hereby agree with each other as follows:

1. The Company hereby offers the Trust, and the Trust hereby purchases one (1) share of the Campbell Core Carry Fund (the “Fund”) (Class YYYYY, par value $.001 per share) at price per Share equivalent to the net asset value per share of the Fund as determined on December 18, 2015.

2. The Company hereby acknowledges receipt from the Trust in the amount of $10.00 in full payment for the Share.

3. Campbell represents and warrants to the Company that the Share is being acquired for investment purposes and not with a view to the distribution thereof.

4. This Agreement may be executed in counterparts, and all such counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the 18th day of December, 2015.

THE RBB FUND, INC.
By:	/s/ Salvatore Faia
Name:	Salvatore Faia
Title	President

D. KEITH CAMPBELL, TRUSTEE OF THE D. KEITH CAMPBELL DECLARATION OF TRUST DATED DECEMBER 20, 2004

By:	/s/ D. Keith Campbell
Name:	D. Keith Campbell
Title:	Trustee